KRAMER LEVIN NAFTALIS & FRANKEL LLP

PETER G. SMITH

PARTNER

PHONE  212-715-9401
FAX  212-715-8000
PSMITH@KRAMERLEVIN.COM

February 17, 2011

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:

Ameron International Corporation

Preliminary Proxy Statement on Schedule 14A filed February 4, 2011

Filed by Barington Companies Equity Partners, L.P., et al.

File No. 001-09102

Dear Mr. Hindin:

On behalf of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda (collectively, the “Barington Group”), we hereby provide the Barington Group’s responses to the letters dated February 11, 2011 (the “February 11 Comment Letter”) and February 16, 2011 (the “February 16 Comment Letter” and, together with the February 11 Comment Letter, the “Comment Letters”) setting forth the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

For your convenience, the Staff’s comments contained in the Comment Letters have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the respective Comment Letters.

February 11 Comment Letter

General

1.

We note that the proxy card provides that "unless otherwise instructed, the named proxy holders will cumulate and allocate votes between nominees in their discretion." We note similar statements in the disclosure on pages 3, 23, 24 and 25. With a view towards disclosure, please advise us how a holder could "otherwise instruct" the named proxy holders, including in the scenario where holders vote by telephone or by internet. Please also include a discussion of how this would work for street name stockholders.

In view of the Staff’s comment, the Barington Group has removed the “unless otherwise instructed” language and the similar statements.

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Perry J. Hindin

February 17, 2011

The Barington Group is Committed to Improving Shareholder Value..., page 10

2.

We refer you to the second paragraph of this section. Please identify the investor and provide support for the following statements:

•

“members of the Barington Group, along with the co-investor, collectively owned approximately 3.8% of the common stock of the Company;” and

•

the investor “previously told us that they agree with our recommendations to improve shareholder value at Ameron.”

Also disclose the date on which the 3.8% collective ownership existed, confirm whether such percentage is still currently accurate, specify the particular Barington Group recommendations to improve shareholder value with which such investor agreed and provide support for your expectation that such co-investor will support the filing persons' nominees at the 2011 annual meeting.

The “co-investor” referred to in this paragraph is Millennium Management LLC (“Millennium”).

With respect to the first statement indicated above, as of December 31, 2010, the Barington Group understands that Millennium and its affiliates held 238,505 shares of common stock, representing approximately 2.58% of the outstanding shares of the Company, and the Barington Group held 120,658 shares of common stock, representing approximately 1.30% of the outstanding shares of the Company, in each case based upon 9,249,105 shares of common stock reported by the Company to be outstanding as of September 17, 2010 in its Form 10-Q filed with the Commission on September 27, 2010.  Collectively, therefore, the Barington Group and Millennium and its affiliates owned approximately 3.88% of the common stock of the Company as of December 31, 2010.  Although the parties no longer work together as a group, as a result of the Staff’s inquiry, the Barington Group contacted Millennium for the limited purpose of confirming that Millennium and its affiliates still held 238,505 shares.  Millennium confirmed that they continue to hold 238,505 shares.

With respect to the second statement indicated above, in order to avoid any question, the Barington Group has removed such statement from the proxy statement.  However, for the information of the Staff, the Barington Group can confirm that when the parties were still working together with respect to the Company, Millennium had indicated agreement with the Barington Group’s recommendations to improve shareholder value set forth in some of the Barington Group’s correspondence with the Company during that period.

The Barington Group anticipates that Millennium will support its nominee for the 2011 Annual Meeting based on discussions representatives of the Barington Group had with representatives of Millennium just prior to the time that the Barington Group and Millennium decided to no longer work together as a group with respect to the Company in January 2011.

Background of Proxy Solicitation, page 13

3.

We refer you to website cited in footnote 7 on page 14 of the proxy statement. As you know, soliciting materials used prior to the furnishing of definitive proxy materials must be filed no later than the date the materials are first sent or given to shareholders. Refer to Exchange Act Rule 14a-12(b). While the website currently appears inactive, please confirm that when the website is made active, the filing persons will file all materials posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, including the complete copies of the Barington Group letters described in this section of the proxy statement. Furthermore, the website should contain legends identifying the participants and encouraging security holders to read the proxy statement. In addition, any future written soliciting material, including any emails, postings to your website and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12.

The Barington Group confirms that, when the website is made active, it will file all materials posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, including the complete copies of the Barington Group letters described in the “Background of Proxy Solicitation” section of the proxy statement.  Furthermore, the Barington Group will include any appropriate legends on the website and to comply with the requirements of Rule 14a-12.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Perry J. Hindin

February 17, 2011

Solicitation of Proxies, page 22

4.

We note your disclosure that consents may be solicited "by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements." Please also tell us whether the filing persons plan to solicit via Internet chat rooms, and if so, tell us which websites it plans to utilize. Please confirm that the filing persons will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

The Barington Group does not currently have any plans to solicit via Internet chat rooms, but reserves the right to do so in the future. The Barington Group confirms that it will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

5.

Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Barington Group confirms that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, will be filed under cover of Schedule 14A on the date of first use.

Other Matters, page 23

6.

Based on the disclosure in the second paragraph of this section, it appears the filing persons intend to rely on Rule 14a-5(c) with respect to the information referenced therein. Please assure that the filing persons provide in the disclosure a clear reference to the particular document containing such information. In addition, please note that we believe that reliance upon Rule 14a-5(c) before Ameron International distributes the information to security holders would be inappropriate. Alternatively, if the filing persons determine to disseminate their proxy statement prior to the distribution of Ameron International's proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to their intent in this regard.

The Barington Group has revised this section to include a clear reference to the particular document containing the information referenced therein.  In addition, the Barington Group has revised this section to indicate that they will undertake to provide the omitted information to security holders.

Additional Information, page 23

7.

We note the statement in this section that the Barington Group is not responsible for the accuracy or completeness of certain publicly available information contained in the proxy statement. While the filing persons may include appropriate language about the limits on the reliability of the information, please revise to eliminate the suggestion that they are not responsible for the accuracy of the information that they have chosen to include in their proxy statement.

The Barington Group acknowledges the Staff’s comment and has revised the paragraph in question accordingly.

February 16 Comment Letter

Reasons for Our Solicitation, page 5

1.

We refer you to the tables on pages 5 and 14. Please supplement the disclosure to provide a legend and labels explaining the figures in the table. For example, what metric is being used to evaluate the Company's performance? Also provide an explanation as to why such metric is an appropriate measure of the Company's performance.

The disclosure has been revised to explain that the tables indicate the share price performance of the Company over various time periods compared to the peer group chosen by the Company in its most recent Form 10-K and several well-established indices.  This measure compares the performance of the Company’s stock price to other companies identified as comparable by the Company itself and to certain indices.  The Barington Group believes that, among other things, the trading price of a public company’s stock is widely followed by investors and compared to the performance of peer companies and relevant indices as an indication of the ability of the company to create value for its stockholders as compared to those peer companies and the components of those indices.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Perry J. Hindin

February 17, 2011

We Believe that the Ameron Board has Failed to Protect Stockholders..., page 6

2.

We refer you to the disclosure on page 7 indicating that the Barington Group has “learned that all three of Mr. Marlen's sons have been employed by the Company or one of its joint venture partners in senior positions,” and finds this “extremely disturbing...in light of the fact that their employment has not been disclosed to the stockholders of Ameron in a timely fashion, if disclosed at all.” Disclosure on page 18 of the proxy statement indicates that the Barington Group was informed of "instances of potential wrongdoing or mismanagement at the Company,” including “among other things, the employment of all three of Mr. Marlen's sons by the Company or one of its joint venture partners in senior positions, which employment has not been disclosed to the stockholders of Ameron in a timely fashion, if disclosed at all.” Please advise us in your response letter of the basis for the Barington Group’s conclusion that the above information was required to be disclosed by the Company. Please also disclose support for the Barington Group’s conclusion as to why such information constitutes potential wrongdoing or mismanagement.

As further described below, it is the Barington Group’s opinion that the employment of three of the CEO’s sons by the Company or one of its joint venture partners in senior positions are related-party transactions that raise an appearance of impropriety and are, therefore, transactions of the type that a public company should disclose to its stockholders.

The Barington Group reserves judgment on whether or not such transactions were, in all cases, required to be disclosed by the Company under Item 404(a) of Regulation S-K or otherwise.  The Barington Group has therefore revised its disclosure on page 8 of the Preliminary Proxy Statement to avoid any implication that the employment of the three sons was required to be disclosed under the securities laws.

With respect to your final statement indicated above, the Barington Group received a telephone call from the former head of one of the Company’s divisions, who informed the Barington Group, on a confidential basis, that Mr. Marlen directed him and others (a) to hire his son James R. Marlen as a Senior Marketing Manager, (b) to arrange for the Company to pay for his son to move from California back to Dallas, Texas, where his son previously resided and (c) to permit his son to work out of his home in Dallas as opposed to out of the headquarters of the business located in Houston, Texas.  The Barington Group was told that the position for which Mr. Marlen’s son was hired was newly-created and no other candidates were interviewed for the position.

The Barington Group also spoke with the former head of one of the Company’s other divisions which employed Mr. Marlen’s son John Marlen.  He informed the Barington Group, on a confidential basis, that (as with Mr. Marlen’s other son) John Marlen was hired for a newly-created position for which no other candidates were interviewed, and that this was done at the direction of “corporate.”  He also informed the Barington Group that Mr. Marlen’s son lacked the requisite background and experience in safety management necessary for the position, and, as a result, the corporate head of safety management had to frequently fly out from the Company’s headquarters in Pasadena, California to assist John Marlen in the performance of his duties.  This last piece of information was confirmed on a confidential basis by another former employee of the Company who the Barington Group believes was in a position to know such information.

In light of the foregoing information, as well as other information made available to the Barington Group, it believes that it is accurate to conclude that “Barington was informed of instances of potential wrongdoing or mismanagement at the Company.”

We Believe that the Ameron Board Should Take Prompt Action..., page 8

3.

We note the following disclosure on page 8:

•

“...it is our belief that the Board waited too long to sell the Company’s interest, and would likely have attracted a significantly higher price if it consummated the sale several years earlier. As was noted in a September 15, 2010 article entitled “Gerdau Ameristeel Set to Buy TAMCO” in American Metal Market, TAMCO might have attracted a price of $400 million if sold in mid-2008, at a time when people inside TAMCO were urging Ameron to sell the mini-mill.”

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Perry J. Hindin

February 17, 2011

Please disclose the basis of the $400 million valuation, the basis for the Barington Group’s belief that such potential acquirers were interested in acquiring TAMCO at that price and the identity of the potential acquirers of the unit. Refer to SEC Release No. 34-16833 (including the text surrounding footnote 2). Please also provide in the disclosure support for the statement that “people inside TAMCO were urging the Company to sell the mini-mill.”

The disclosure cited by the Staff was meant to support the Barington Group’s belief that the Ameron Board has at times had difficulty ensuring timely decision-making and execution during Mr. Marlen’s tenure.  The Barington Group’s intended focus is not on the specific valuation, but on the fact that if the Ameron Board had acted more decisively, the Company might have attracted a significantly higher price if it had consummated a sale several years earlier.   The disclosure has been revised to reflect this.

The basis for the $400 million valuation referenced is “market sources” cited in the September 15, 2010 American Metal Market article, a copy of which is attached.  The same valuation was also quoted in an April 5, 2010 American Metal Market article, a copy of which is also attached.  That article cites Commercial Metals Co. and Gerdau Ameristeel as potential purchasers.  The Barington Group is not independently aware of whether these particular parties, or any others, were interested in acquiring TAMCO at that price.  The former CEO of TAMCO, however, informed a representative of the Barington Group in a confidential January 2011 telephone conversation, that “[TAMCO] could have been sold for more earlier” and that with better timing, the sellers could have obtained a 7 to 8 times multiple of earnings for the business.

The September 15, 2010 American Metal Market article that the Barington Group quotes notes that in mid-2008, “people inside TAMCO were urging Ameron to sell the mini-mill,” and the reference appears in the Preliminary Proxy Statement as part of the quotation from that article.  The apparent accuracy of the article on this point was confirmed during a confidential January 2011 conversation with the former CEO of TAMCO, who informed a representative of the Barington Group that members of TAMCO’s management team had recommended that the owners sell the business years earlier when the market was stronger.

*     *     *

Pursuant to the Staff’s request in the February 11 Comment Letter, the acknowledgments are attached as Exhibit A to this letter.

We trust that the foregoing responses on behalf of the Barington Group will fully address the Staff’s comments as set forth in the Comment Letters.  If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith

Exhibit A

The undersigned hereby acknowledge that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: ____________________
James A. Mitatrotonda
Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: ____________________
James A. Mitarotonda
Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: ____________________
James A. Mitarotonda
Chairman and CEO

LNA CAPITAL CORP.

By: ____________________
James A. Mitarotonda
Chairman and CEO

____
James A. Mitarotonda

KL2 2687048.2

Frank Haflich
American Metal Market
Gerdau Ameristeel set to buy Tamco (Sep 15 2010)

LOS ANGELES -- Tamco Steel Inc. will be sold to Gerdau Ameristeel Corp., as the subsidiary of Brazil's Gerdau SA picks up one of the last independent reinforcing bar producers in the West. Tamco, Rancho Cucamonga, Calif., will be sold to Gerdau Ameristeel for $165 million by its three owners, Ameron International Corp., a Pasadena, Calif., diversified manufacturer, Mitsui & Co. (USA) Inc., the U.S. arm of the Japanese trading company, and Japanese long products producer Tokyo Steel Mfg. Co. Ltd.

Ameron, which had been under pressure this year from at least one of its investors to unload its "glaring non-core" asset, will receive $82.5 million for Tamco, which it has owned since 1974 along with the two Japanese firms, which each own 25 percent.

Tampa, Fla.-based Gerdau Ameristeel had been the betting favorite to get Tamco since it is the only steel company with extensive rebar fabrication in the far West without its own mill in this region and Gerdau was viewed as the "natural" acquirer. It is already believed to be one of Tamco's largest—if not its single largest—customer, mainly through its San Diego-based Pacific Coast Steel Inc. fabrication subsidiary, accounting for an estimated one-third to one-half of the mill's output.

Both Commercial Metals Co. (CMC) and Charlotte, N.C.-based Nucor Corp. have their own mills in this region, with Nucor by far the West's largest producer of the product. CMC, which over the years has kicked the tires at Tamco but never made a deal, last year started up a "micro-mill" in Mesa, Ariz.

The price is a huge discount from the $400 million that some market sources estimated Tamco might have commanded during the market peak that ended in mid-2008, when even some people inside Tamco were urging Ameron to sell the mini-mill.

Some market sources said it appears Gerdau may have paid only a discounted price for the assets but hardly anything at all for goodwill.

"Like a lot of people in the steel industry, they might have hung on too long," said one market observer about the earlier reluctance of Ameron's owners to divest Tamco during better times. Despite the apparent bargain price, Gerdau will have its challenges. Tamco's annual capacity had earlier been estimated at about 540,000 tons per year, but it's current utilization is about 50 percent, its president, chief executive officer and chief financial officer, Brad Wilkins, said at a conference this week sponsored by Steel Business Briefing. He noted that rebar sales pretty much track cement production, where most forecasts aren't very encouraging.
"I have to conclude that, for at least another two years, we're going to see very anemic growth in rebar demand," Wilkins said.

In the states of California, Nevada, Arizona, Colorado and New Mexico, where demand normally reaches about 2.5 million tons per year, Wilkins noted that the estimate for 2009 by the Concrete Reinforcing Steel Institute was only about 1.1 million tons.

Weighed against this is Tamco's role as the only remaining mini-mill in California, where restrictive environmental regulations means that it's unlikely another new steel mill will be built in the region. Moreover, it is also the only local supplier in the West's largest local market, Los Angeles and Southern California, where normal demand is variously estimated in the 600,000- to 1-million-ton-per-year range.

Tamco also specializes in A706 rebar, which isn't rolled widely outside the West Coast but whose structural elasticity and ability to withstand earthquakes makes it a requirement for bridges built in California.

"If nothing else, it resolves a question," said a rebar buyer about the impending sale, noting that Tamco's ownership status has been a question for most of this year. "Just the fact there's been a conclusion and a deal has been consummated is positive."

Andre B. Gerdau Johannpeter, president and chief executive officer of Gerdau, said Tamco will "expand Gerdau's network of mini-mills in North America, increasing our geographical footprint into the Western U.S. and our capability to service the civil construction market in that region."

Speculation swirls over possible Tamco buyers
5 April 2010
American Metal Market

Who would buy Tamco Steel Inc., now that an investor has called for its parent company to put the mini-mill in play?

New York investment company Barington Capital Group LP last week urged Ameron International Corp. to sell its 50-percent-owned reinforcing bar mill as part of a program to "unlock" Ameron's value for its shareholders (AMM, April 2). Barington chief executive officer James A. Mitarotonda said the rebar producer was one of Ameron's "glaring non-core businesses" that should be divested.

At the height of the boom market for steel, Tamco might have attracted a price of $400 million, according to industry sources. But today, with rebar demand at only about half its peak, its value is anybody's guess.

Ameron's lukewarm reply to Mitarotonda didn't specifically address Tamco, and Ameron didn't reply to a subsequent query asking if it would actually consider selling the mill. But the move by Barington, which said it owns 3.7 percent of Ameron, has nevertheless triggered speculation on the future of the Rancho Cucamonga, Calif., reinforcing bar mill, which is one of only two West Coast rebar producers without a corporate connection to fabricating capacity. (The second, Cascade Steel Rolling Mills Inc. in McMinnville, Ore., is owned by the West's largest ferrous scrap processor, Schnitzer Steel Industries Inc.)

A sale of Tamco would raise a number of questions, not the least of which is the unknown position of Ameron's two partners—Mitsui & Co. (U.S.A.) Inc., the U.S. arm of Japanese trading company Mitsui & Co. Ltd., and Japanese long products producer Tokyo Steel Mfg. Co. Ltd.—who each own 25 percent of the mill.

Tamco's annual capacity is believed to be approximately 540,000 tons, with 2008 production estimated at around 388,000 tons. As with other mills dependent on construction, its core market in California, Nevada and Arizona has slumped badly, and late last year was estimated to be running at an annual rate of 1.2 million tons compared with more normal demand of 2.5 million tons.

Tamco lost $12 million in its fiscal year ended Nov. 30, 2009, on a 77-percent drop in sales to $85.7 million. Its fiscal first quarter ended Feb. 28 brought a loss of $1.7 million compared to a net deficit of $5.2 million in the same period a year earlier, translating to a loss of $800,000 for Ameron for its 50-percent share.

Tamco was put up for sale in the late 1990s, but Ameron said it couldn't find anyone who would pay what the mill was worth—and it was happy with its progress in any case.

But the environment changed in subsequent years as rebar fabrication in California and the adjacent southwestern states fell increasingly under the control of three steel producers: Commercial Metals Co. (CMC), Irving, Texas, Gerdau Ameristeel Corp., Tampa, Fla., and Charlotte, N.C.-based Nucor Corp.

Moreover, two of these producers are boosting their own regional steelmaking capacity. Nucor this year is bringing up its earlier-idled Kingman, Ariz., plant, which will produce rebar and wire rod, although it isn't known just how much rebar Kingman will roll. Outsiders also note that, since Nucor is already the far West's largest source for rebar via its Plymouth, Utah, and Seattle divisions, any move to buy Tamco might trigger antitrust objections.

At one time CMC was considered the likeliest buyer for Tamco, but the long products manufacturer decided to build its own facility in Mesa, Ariz., a 300,000-ton-per-year rebar "micro-mill" that's expected to reach capacity by this summer.

That leaves Gerdau Ameristeel, which has no West Coast production capacity. Now a major rebar fabricator in the region via its majority ownership of San Diego-based Pacific Coast Steel, which at times over the years is believed to have been one of Tamco's major customers, Gerdau is viewed on paper as perhaps the most logical buyer from a strategic standpoint. The company said it doesn't comment on market rumors or speculation.

Some observers think it could be difficult for any steelmaker to justify its acquisition in terms of return on investment during the current market slump.

While Tamco has challenges—the front end has been refurbished recently, but there's still work to be done on the rolling operations, according to sources—there's also some lures to potential buyers, the most obvious being its role as the only producer in what's regarded as the West's largest local market, Los Angeles and southern California. This advantage has grown in recent years as shipping rates have escalated.

Interestingly, one of Tamco's drawbacks also could be viewed as a plus. Its location southeast of Los Angeles is considered one of the toughest areas in the United States in terms of air-quality regulations, but that also means it's unlikely anyone will ever again get the green light from regional authorities to construct another melt shop.

"You'd sooner get a nuclear power plant approved before they'd allow another steel plant to be built," said an industry observer familiar with the permitting process.